

SUPPL



EASTMAIN

NEWS RELEASE

Goldcorp Acquires Major Interest in Eastmain

Trading Symbol: ER - The Toronto Stock Exchange June 13, 2006

Eastmain Resources Inc. (TSX:ER) is pleased to announce that it has closed its previously announced private placement with GOLDCORP INC. (G:TSX, GG:NYSE). Pursuant to the private placement, Goldcorp acquired two million units of Eastmain at a price of $0.70 per unit and two million flow-through units of Eastmain at a price of $1.00 per unit, for total gross proceeds of $3.4 million. Each unit comprises one common share and one-half of one common share purchase warrant, each whole warrant entitling the holder to purchase one common share at a price of $0.80 until June 12, 2007. Each flow-through unit comprises one flow-through common share and one-half of one flow-through common share purchase warrant, each whole flow-through warrant entitles the holder to purchase one common share at a price of $1.25 until June 12, 2007.

Goldcorp now owns 6.5 million common shares of Eastmain, representing approximately 9.95% of the issued and outstanding common shares of Eastmain. In the event that the common share purchase warrants and the flow-through common share purchase warrants are fully exercised, Goldcorp's holdings would increase to 8.5 million common shares, representing approximately 12.62% of the issued and outstanding common shares of Eastmain (calculated on a partially diluted basis assuming exercise of the warrants held by Goldcorp only and assuming Goldcorp still owns the 6.5 million common shares at the time of exercise).

The acquisition of securities of Eastmain was made for investment purposes. It is the intention of Goldcorp to evaluate its investment in Eastmain on a continuing basis and such holdings may be increased in the future. Eastmain and Goldcorp have also agreed to extend their Strategic Alliance for another five years. Under the terms of the Strategic Alliance, Goldcorp has agreed not to dispose of any securities of Eastmain for a period of five years.

Eastmain has entered into an agreement providing for a three-way joint venture between Goldcorp Inc., Eastmain Resources Inc. and Azimut Exploration Inc. for certain properties located in James Bay, Québec. A minimum of $2 million of the proceeds derived from the offering will be expended on the Éléonore South Property as defined in the three-way joint venture.

Eastmain is a Canadian exploration Company holding several early- to advanced-stage gold and base metal projects in Canada. Eastmain's project portfolio includes twelve properties in the Eastmain/Opinaca gold camp, where Goldcorp recently purchased the Éléonore Project.

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, Ph.D., P.Geo., President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.